SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1997].

For the fiscal year ended  December 31, 1997
                           -----------------------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

                          Commission file number 1-724

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 PHILLIPS-VAN HEUSEN CORPORATION
                                 ASSOCIATES INVESTMENT PLAN FOR
                                 RESIDENTS OF THE COMMONWEALTH OF PUERTO
                                 RICO


Date: June 26, 1998              By /s/ Pamela N. Hootkin
                                   ---------------------------------------------
                                   Pamela N. Hootkin, Member of
                                   Administrative Committee

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996

                                    Contents

Report of Independent Auditors............................................   F-2

Financial Statements

Statements of Net Assets Available for Plan Benefits .....................   F-4
Statements of Changes in Net Assets Available for Plan Benefits ..........   F-5
Notes to Financial Statements.............................................   F-6

Supplemental Schedules

AIP Master Trust Assets Held for Investment Purposes......................  F-17
AIP Master Trust Reportable Transactions .................................  F-18

Note: A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions. Parties-in-interest transactions are prohibited by the Employee Retirement Income Security Act of 1974 (ERISA), Section 406, and there is no statutory or administrative exemption.

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico
  (formerly the Phillips-Van Heusen Corporation
  Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico)

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico (formerly the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico), as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of AIP Master Trust Assets Held for Investment Purposes as of December 31, 1997, and AIP Master Trust Reportable Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 18, 1998

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

              Statements of Net Assets Available for Plan Benefits

                                                         December 31
                                                     1997           1996
                                                 -----------------------------
Assets
Investments, at fair value (Notes A and E):
  Shares of registered investment companies:
    Equity Fund                                    $  64,341     $  48,250
    Bond Fund                                         40,467        28,117
    Balanced Fund                                     80,547        55,676
    International Fund                                15,706        17,953
  Common Stock--Employer Company Fund                340,004       339,936
  Common Trust Fund *                                124,666       108,084
  Participant loans receivable                        39,343        12,937
                                                 -----------------------------
Total investments                                    705,074       610,953

Liabilities                                               --            --
                                                 =============================
Net assets available for plan benefits             $ 705,074     $ 610,953
                                                 =============================

* Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity
Fund).

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

         Statements of Changes in Net Assets Available for Plan Benefits

                                                             Year ended December 31
                                                               1997          1996
                                                          -----------------------------
Additions
Net transfer from the PVH Associates Investment
  Plan for Salaried Associates who are Residents of
  the Commonwealth of Puerto Rico                           $      --      $ 208,558

Contributions:
  Employer company, net of forfeitures                         34,846         36,630
  Employees                                                   117,550         96,736
                                                          -----------------------------
                                                              152,396        133,366
Interest and investment income                                 18,192         16,762
                                                          -----------------------------
Total additions                                               170,588        358,686
                                                          -----------------------------

Deductions
Payments to participants                                      100,812        147,757
                                                          -----------------------------
Total deductions                                              100,812        147,757
                                                          -----------------------------

Net realized and unrealized appreciation of investments
  (Note E)                                                     24,345         97,264
                                                          -----------------------------
Net increase                                                   94,121        308,193
Net assets available for plan benefits at beginning
  of year                                                     610,953        302,760
                                                          -----------------------------
Net assets available for plan benefits at end
  of year                                                   $ 705,074      $ 610,953
                                                          =============================

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                          Notes to Financial Statements

                                December 31, 1997

A. Description of the Plan

On July 1, 1996, the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates who are Residents of the Commonwealth of Puerto Rico was merged into the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico. The name of the merged plan is the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico (the "Plan").

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried clerical and hourly production associates of Phillips-Van Heusen Corporation (the "Company") who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) Company's contributions, and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company's contributions are automatically invested in the common stock of the Company. In accordance with the provisions of the Plan, participants age 55 or older may direct a portion of the Company contributions into any of the Plan's investment options.

Vesting

Amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund: Funds are invested by the trustees in common shares of the Company. Common shares of the Company are purchased by the trustees in the open market.

      Money Market Fund: Funds are invested by the trustees in short-term obligations and money market instruments.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

      Equity Fund: Funds are invested in shares of a registered investment company that invests primarily in common stocks (Fidelity Growth & Income Portfolio).

      Bond Fund: Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund: Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks and bonds (Fidelity Puritan Fund).

      International Fund: Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which the Plan accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. (successor trustee of the Plan effective October 1, 1997), collectively "the trustees" of the Plan, in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits. The AIP Master Trust's investments includes an interest contract with an insurance company that has been placed into conservatorship. The Plan does not have a beneficial interest in this interest contract.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1997 and 1996, the AIP Master Trust purchased 41,891 and 101,653 shares, respectively, of the Company's common stock and received $205,332 and $203,852, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 58,705 and 143,919 shares of the Company's common stock during the years ended December 31, 1997 and 1996, respectively.

In connection with the merger of the Crystal Brands Plan on October 1, 1997, 52,112 shares of the Company's common stock were transferred into the AIP Master Trust.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1997 were as follows:

                                   Phillips-Van
                                   Heusen Corp.       Money
                                   Common Stock       Market           Bond         Balanced          Equity      International
                                       Fund            Fund            Fund           Fund             Fund            Fund
                                  ----------------------------------------------------------------------------------------------
Net assets at beginning of year   $ 19,612,593    $  6,879,359    $  1,818,465    $  5,750,463    $  9,384,953    $  2,226,120
Interest and investment income         211,070         551,149         125,621         502,825         330,738         391,072
Contributions received:
  Employer Company, net of
    forfeitures                      1,620,371         (51,060)             73          (2,835)        (11,499)            585
  Employees                            423,500         670,327         350,969       1,193,105       1,963,385         646,476
Net realized and unrealized
  appreciation (depreciation)         (299,112)             --          18,814         854,817       2,721,432        (327,047)
Loans to participants, net of
  repayments                           (77,679)        (45,092)          4,773         (42,561)        (71,843)        (27,416)

Payments to participants            (1,962,154)     (1,707,477)       (255,224)       (802,958)     (1,332,908)       (279,685)
Transfers (to) from other
  accounts                            (446,731)       (226,623)        (85,827)        236,828         427,253          95,100
Transfer from AIP of PVH
  (Crystal Brands Division)            824,021       2,975,961         337,257       1,697,317       2,752,294         860,158
                                  ----------------------------------------------------------------------------------------------
Net assets at end of year         $ 19,905,879    $  9,046,544    $  2,314,921    $  9,387,001    $ 16,163,805    $  3,585,363
                                  ==============================================================================================
Plan's beneficial interest at
end of year                       $    340,004    $    124,666    $     40,467    $     80,547    $     64,341    $     15,706
                                  ==============================================================================================

                                      Fixed
                                      Income         Loan
                                       Fund          Fund           Total
                                  ------------------------------------------
Net assets at beginning of year   $         --   $    969,816   $ 46,641,769
Interest and investment income         106,016             --      2,218,491
Contributions received:
  Employer Company, net of
    forfeitures ...............             --             --      1,555,635
  Employees ...................             --             --      5,247,762
Net realized and unrealized
  appreciation (depreciation) .             --             --      2,968,904
Loans to participants, net of
  repayments ..................             --        259,818             --

Payments to participants ......             --             --     (6,340,406)
Transfers (to) from other
  accounts ....................             --             --             --
Transfer from AIP of PVH
  (Crystal Brands Division) ...      4,469,523        142,161     14,058,692
                                  ------------------------------------------
Net assets at end of year .....   $  4,575,539   $  1,371,795   $ 66,350,847
                                  ==========================================
Plan's beneficial interest at
end of year ...................   $         --   $     39,343   $    705,074
                                  ==========================================

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1996 were as follows:


                                          Phillips-Van
                                             Heusen
                                             Corp.           Money
                                             Common          Market           Bond          Balanced         Equity
                                           Stock Fund        Fund             Fund            Fund            Fund
                                         -----------------------------------------------------------------------------
Net assets at beginning of year ......   $ 14,625,212    $  8,498,272    $  1,657,989    $  4,302,940    $  6,120,414
Interest and investment income .......        222,115         381,788         117,857         280,456         223,028
Contributions received:
  Employer Company, net of forfeitures      1,953,035         (32,080)           (345)            684          (2,348)
  Employees ..........................        433,614         811,506         391,239       1,146,084       1,746,932
Net realized and unrealized
  appreciation (depreciation) ........      6,089,124              --         (51,827)        452,720       1,230,887
Loans to participants, net of
  repayments .........................       (100,185)        (49,585)            290         (42,997)        (39,962)
Payments to participants .............     (3,133,303)     (2,001,608)       (244,452)       (594,927)       (764,535)
Transfers (to) from other accounts ...       (477,019)       (728,934)        (52,286)        205,503         870,537
                                         -----------------------------------------------------------------------------
Net assets at end of year ............   $ 19,612,593    $  6,879,359    $  1,818,465    $  5,750,463    $  9,384,953
                                         =============================================================================
Plan's beneficial interest at end of
  year ...............................   $    339,936    $    108,084    $     28,117    $     55,676    $     48,250
                                         =============================================================================


                                        International       Loan
                                             Fund           Fund            Total
                                        -------------------------------------------
Net assets at beginning of year ......  $  1,440,828    $    717,488   $ 37,363,143
Interest and investment income .......        63,686              --      1,288,930
Contributions received:
  Employer Company, net of forfeitures        (3,277)             --      1,915,669
  Employees ..........................       521,595              --      5,050,970
Net realized and unrealized
  appreciation (depreciation) ........       246,777              --      7,967,681
Loans to participants, net of
  repayments .........................       (19,889)        252,328             --
Payments to participants .............      (205,799)             --     (6,944,624)
Transfers (to) from other accounts ...       182,199              --             --
                                        -------------------------------------------
Net assets at end of year ............  $  2,226,120    $    969,816   $ 46,641,769
                                        ===========================================
Plan's beneficial interest at end of
  year ...............................  $     17,953    $     12,937   $    610,953
                                        ===========================================

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

E. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by the trustees. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                                      December 31
                                                                  1997            1996
                                                             ---------------------------------
Investments at fair value as determined by quoted market
  price:
    Shares of registered investment companies:
      Fidelity Growth & Income Portfolio,
        424,247 and 305,400 shares, respectively *           $ 16,163,805    $  9,384,931
      Fidelity Intermediate Bond Fund,
        227,623 and 180,402 shares, respectively                2,314,921       1,818,454
      Fidelity Puritan Fund, 484,360 and 333,553 shares,
        respectively *                                          9,387,001       5,750,449
      Templeton Foreign Fund, 360,337 and 214,876
        shares, respectively *                                  3,585,363       2,226,115
    Phillips-Van Heusen Corp. Common Stock Fund,
      1,394,679 and 1,359,381 shares, respectively *           19,905,879      19,541,102
Investments at estimated fair value:
  Common Trust Fund *                                           9,046,544       6,950,902
  Promissory notes (participant loans)                          1,371,795         969,816
Interest contract:
  Non-performing *                                              4,575,539              --
                                                           ---------------------------------
Total net assets                                             $ 66,350,847    $ 46,641,769
                                                           =================================
Plan's beneficial interest                                   $    705,074    $    610,953
                                                           =================================

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

E. Assets of the Plan (continued)

During the years ended December 31, 1997 and 1996, net appreciation of the AIP Master Trust's investments was $2,968,904 and $7,967,681, respectively, as follows:

                                                      1997             1996
                                                --------------------------------
Fair value of assets determined by quoted
  market price:
    Phillips-Van Heusen Corp. Common Stock Fund   $  (299,112)   $ 6,089,124
    Fidelity Growth & Income Portfolio ........     2,721,432      1,230,887
    Fidelity Intermediate Bond Fund ...........        18,814        (51,827)
    Fidelity Puritan Fund .....................       854,817        452,720
    Templeton Foreign Fund ....................      (327,047)       246,777
                                                --------------------------------
Net appreciation in fair value ................   $ 2,968,904    $ 7,967,681
                                                ================================
Plan's beneficial interest ....................   $    24,345    $    97,264
                                                ================================

F. Income Tax Status

The Puerto Rico Treasury Department has ruled that the Plan qualifies under
Section 165(e) of the Puerto Rico Income Tax Act of 1954 ("PRITA") and, therefore, its related trust is tax-exempt under Section 165(a) of the PRITA. The Plan's most recent determination letter is dated May 12, 1995. The Administrative Committee of the Plan is not aware of any course of action, series of events or amendments subsequent to the most recent determination letter that have occurred that might adversely affect the qualified status of the Plan.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                          December 31
                                                                              1997
                                                                         ---------------
  Net assets available for plan benefits per the financial statements      $ 705,074
  Less: Amounts allocated to withdrawn participants at December 31, 1997      24,529
                                                                         ---------------
  Net assets available for plan benefits per the Form 5500                 $ 680,545
                                                                         ===============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          Year ended
                                                                          December 31
                                                                             1997
                                                                        ----------------
  Benefits paid to participants per the financial statements               $ 100,812
  Add: Amounts allocated to withdrawn participants at December 31, 1997       24,529
  Less:  Amounts  allocated to withdrawn  participants  at December 31,
  1996                                                                       (26,373)
                                                                        ----------------
  Benefits paid to participants per the Form 5500                          $  98,968
                                                                        ================

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

              AIP Master Trust Assets Held for Investment Purposes

                                December 31, 1997

                                                                                   Market
         Identity of Issuer             Description               Cost             Value
---------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio      424,247 shares        $ 11,505,482     $ 16,163,805
Fidelity Intermediate Bond Fund         227,623 shares           2,327,822        2,314,921
Fidelity Puritan Fund                   484,360 shares           8,274,270        9,387,001
Templeton Foreign Fund                  360,337 shares           3,624,622        3,585,363
Chase Manhattan Bank--
  Domestic Liquidity Fund             9,046,544 shares           9,046,544        9,046,544
Phillips-Van Heusen Corporation
  Common Stock Fund                   1,394,679 shares*         17,708,524       19,905,879
Mutual Benefit Life Insurance
  Company                             Interest Contract **       4,575,539        4,575,539
Promissory notes                      Participant loans          1,371,795        1,371,795
                                                            ---------------------------------
                                                              $ 58,434,598     $ 66,350,847
                                                            =================================

* Party-in-interest investment (see Note C).

**Maturity date and interest rates are subject to statutory conservatorship rules.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                    AIP Master Trust Reportable Transactions

                          Year ended December 31, 1997

                                                                      Purchase       Selling     Cost of     Net      Number of
      Party Involved                       Description of Assets        Price         Price    Assets Sold   Gain    Transactions
---------------------------------------------------------------------------------------------------------------------------------
 Category (i)--Individual
  transactions in excess of 5% of
  plan assets
 Wachovia Bank, N.A.                  Chase Domestic Liquidity Fund  $2,963,108

 Category (iii)--Series of
  transactions in excess of 5% of
  plan assets
 Chase Manhattan Bank, N.A.           Chase Domestic Liquidity Fund   7,609,276    $5,513,634  $5,513,634    $   --     235

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1997.

                                                                         Exhibit

                         [LETTERHEAD ERNST & YOUNG LLP]

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico (formerly the Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico) of Phillips-Van Heusen Corporation of our report dated June 18, 1998, with respect to the financial statements and schedules of the Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico (formerly the Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico) included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                                           /s/ Ernst & Young LLP

New York, New York
June 18, 1998